UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 12)*

ON TRACK INNOVATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Titles of Classes of Securities)

M8791A109

(CUSIP Number)

Oded Bashan
Z.H.R. Industrial Zone
P.O. Box 32 Rosh Pina, Israel 12000
(011) 972-4-686-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. M87991A109	Page 2 of 5 pages

1)	NAME OF REPORTING PERSON Oded Bashan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,095,423 (1)
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 769,125(2)
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,423 (1) — See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73% (3)
14)	TYPE OF REPORTING PERSON IN

(1)  Consists of (i) 761,663 ordinary shares, nominal value NIS 0.10 per share, of the Company (“Ordinary Shares”) held directly by Mr. Oded Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,326,298 Ordinary Shares to which Mr. Oded Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D filed on May 30, 2006), the Offer (as defined in Amendment No. 6 to this Schedule 13D), certain private placements, and the transaction with Ganis Systems Ltd., pursuant to which Mr. Oded Bashan was granted with an irrevocable proxy to vote 130,521 Ordinary Shares (the "Ganis Transaction"); and (b) no disposition power.

SCHEDULE 13D
CUSIP NO. M87991A109	Page 3 of 5 pages

(2)  Consists of 761,663Ordinary Shares held directly by Mr. Oded Bashan, and additional 7,462 shares held by Mr. Bashan’s wife.

(3) Percentage of beneficial ownership is based on the total number of outstanding Ordinary Shares, which is 31,141,971 (not including 562,475 shares repurchased by the Company) as of February 15, 2011. The change in the percentage of the beneficial ownership Mr. Bashan holds in the issuer is the result, among other things, of the consummation of a public offering on February 8, 2011 (the “Public Offering”).  In the Public Offering the company issued 6,000,000 Ordinary Shares which caused a dilution of its existing shareholders, including Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the statement on Schedule 13D (“Schedule 13D”) filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, that certain Amendment No. 4 filed on January 6, 2005, that certain Amendment No. 5 filed on December 29, 2005, that certain Amendment No. 6 filed on May 30, 2006, that certain Amendment No. 7 filed on January 22, 2007, that certain Amendment No. 8 filed on January 14, 2008, that certain Amendment No. 9 filed on March 20, 2008, that certain Amendment No. 10 filed on February 12, 2009 and that certain Amendment No. 11 filed on August 6, 2009. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in Schedule 13D, as amended to date.

This Amendment No. 12 relates to the material change in the number of Ordinary Shares to which Mr. Oded Bashan has voting power pursuant to (i) the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D), and certain private placements, due to the sale of 302,872 Ordinary Shares by their record holders since the filing of Amendment No. 11 on August 6, 2009; (ii) issuance of an irrevocable proxy in connection with the Ganis Transaction (as defined above); (iii) a sale of 100,000 Ordinary Shares by Mr. Oded Bashan, and (iv) the change in the percentage of the beneficial ownership of Mr. Bashan holds as a result of the consummation of the Public Offering.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In accordance with the transactions defined in the above mentioned Amendments of this Schedule 13D, including  the InSeal Transaction, the Offer, the South China Transactions, and certain private placements (collectively, the "Transactions"),  irrevocable  proxies were executed appointing the Chairman of the Board of Directors (currently Mr. Oded Bashan), on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the  Ordinary Shares issued in connection with the Transactions.

Mr. Oded Bashan, as the current Chairman of the Board of Directors, holds voting power with respect to such Ordinary Shares until the sale or transfer of such Ordinary Shares to third parties who are not an affiliate of parties to the Transactions in an arm’s length transaction.

As of February 15, 2011, Mr. Oded Bashan is the beneficial owner of 2,095,423 Ordinary Shares of the Company, consisting of (i) 761,663 Ordinary Shares held directly by Mr. Oded Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,326,298 Ordinary Shares, to which Mr. Oded Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the Ganis Transaction and private placements, and (b) no disposition power.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

(a) Mr. Oded Bashan beneficially holds 2,095,423 Ordinary Shares of the Company, which represent approximately 6.73% of the Company’s issued and outstanding share capital, consisting of (i) 761,663 Ordinary Shares held directly by Mr. Oded Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,326,298  Ordinary Shares, to which Mr. Oded Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the Ganis Transaction and certain private placements, and (b) no disposition power.

(b) Mr. Oded Bashan has the sole power to vote 2,095,423Ordinary Shares, which he beneficially owns. Mr. Oded Bashan has the sole power to dispose of 769,125 Ordinary Shares (which include 7,462 Ordinary Shares held by his wife).  The shareholders who provided Mr. Oded Bashan proxies in connection with the InSeal Transaction, the Offer, the Ganis Transaction and certain private placements have the sole power to dispose the remaining 1,326,298 Ordinary Shares.

SCHEDULE 13D
CUSIP NO. M87991A109	Page 4 of 5 pages

(c)  Except for changes derived from the number of shares underlying the irrevocable proxies granted to Mr. Oded Bashan and the sale of 100,000 Ordinary Shares by Mr. Bashan, Mr. Bashan has not engaged in any transactions in the Ordinary Shares during the past sixty (60) days.

(d) To Mr. Oded Bashan's knowledge, except for him and the holders of the shares underlying the irrevocable proxies granted to Mr. Oded Bashan as mentioned above, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended by this Amendment No. 12.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

The number of Ordinary Shares to which Mr. Oded Bashan has voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the Ganis Transaction and certain private placements, was reduced to 1,326,298 as of February 15, 2011, as a result of sales of shares by the record holders thereof (adjusted by an increase by virtue of the Ganis Transaction).

SCHEDULE 13D
CUSIP NO. M87991A109	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2011
By: /s/ Oded Bashan Name: Oded Bashan